Jason W. Fraser
Executive Vice President
and Chief Financial Officer

VIA EDGAR TRANSMISSION

June 17, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, DC 20549
Attention: Gus Rodriguez and John Cannarella

Re:	Valero Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2023
Filed February 22, 2024
File No. 001-13175

Dear Messrs. Rodriguez and Cannarella:

Set forth below is the response of Valero Energy Corporation (the “Company”) to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that appeared in the Staff’s letter dated June 4, 2024 regarding the above-referenced Annual Report on Form 10-K filed by the Company on February 22, 2024 (the “2023 Form 10-K”). As used in this letter, the terms “we,” “us,” or “our” also refer to the Company.

For ease of reference, the comment is reproduced below in bold and is followed by the Company’s response to such comment.

One Valero Way • San Antonio, Texas 78249-1616
Post Office Box 696000 • San Antonio, Texas 78269-6000 • Telephone (210) 345-2280

Messrs. Rodriguez and Cannarella
U.S. Securities and Exchange Commission
June 17, 2024

Form 10-K for the Fiscal Year ended December 31, 2023

Management’s Discussion and Analysis
Liquidity and Capital Resources, page 57

1.We note that you included an investor presentation called Leading Producer of Liquid Transportation Fuels as Exhibit 99.1 to the Form 8-K that you filed on May 1, 2024, and that in presenting information related to Sustaining Capex and Growth Capital Investments on page 56, you show that Total Growth Capital Investments decreased from $1,936 million in 2012 to $1,370 million in 2022 and to $430 million in 2023.
Please expand your disclosures in your periodic reports as necessary to discuss and analyze the reasons for the decline in your growth capital investments, and the potential impact of the decline in growth capital investments on your short and long-term liquidity and profitability, to comply with Item 303 (b)(1) of Regulation S-K.

Response:
As disclosed in the 2023 Form 10-K, we have developed an extensive multi-year capital investment program, which we update and revise based on changing internal and external factors (see the 2023 Form 10-K, page 59). While we provide our expectations with respect to capital investments for the current fiscal year in our annual reports on Form 10-K, our capital investment program aims to manage our capital investments on average over a multi-year period rather than focusing on any one year given the year-to-year variability with respect to timing, costs, and other aspects of capital projects, particularly growth capital projects. Capital projects may be accelerated, deferred, or even cancelled based on costs, market and economic conditions, regulatory approvals, project execution, competing uses of capital, and other variables; and capital investments and costs may particularly increase or decrease at the beginning and ending of a project.

We respectfully note that while the Staff’s comment letter discusses changes in our total growth capital investments, our multi-year capital investment program is based on a non-GAAP financial measure that we refer to as “capital investments attributable to Valero” (see the 2023 Form 10-K, page 61 for a definition and reconciliation thereof). We believe capital investments attributable to Valero is an important measure because it more accurately reflects our capital investments.

The Staff’s comment letter refers to a decrease in our total growth capital investments from $1.37 billion in 2022 to $430 million in 2023. Growth capital investments attributable to Valero, however, only decreased from $919 million in 2022 to $309 million in 2023. Contributing to this decrease was a shift in the timing of the construction of Diamond Green Diesel Holdings LLC’s (“DGD”) (a consolidated joint venture) second plant. In our Form 10-K for the fiscal year ended December 31, 2021, which was filed on February 22, 2022 (the “2021 Form 10-K”), we disclosed that “[o]ver the next 15 months, we expect to invest approximately $800 million to complete the construction of DGD’s second plant” and that “[t]his new plant is expected to commence operations in the first quarter of 2023” (see the 2021 Form 10-K, pages 4 and 10). This project was ultimately completed ahead of schedule and began operations in the fourth quarter of 2022. Consequently, in our Form 10-K for the fiscal year ended December 31, 2022, which was filed on February 23, 2023 (the “2022 Form 10-K”), we disclosed that “[t]he second DGD plant commenced operations in the fourth quarter of 2022” (see the 2022 Form 10-K, page 10). As a
One Valero Way • San Antonio, Texas 78249-1616
Post Office Box 696000 • San Antonio, Texas 78269-6000 • Telephone (210) 345-2280

Messrs. Rodriguez and Cannarella
U.S. Securities and Exchange Commission
June 17, 2024

result, various growth capital investments initially expected to be made in 2023 associated with the completion of this project were accelerated into 2022, resulting in growth capital investments being higher in 2022 and lower in 2023 than initially expected. While this was not the only item that affected our 2022 and 2023 capital investments, it is an example of how the variability in our year-to-year growth capital investments primarily reflects shifts in expected timing and costs of capital projects rather than a change in our capital allocation strategy or underlying fundamentals that would be material to an investor’s understanding of and ability to assess our financial condition and results of operations or our future liquidity or profitability.

Before finalizing our MD&A disclosures, including our disclosures therein with respect to capital investments, we take into consideration each of the items set forth in Item 303 of Regulation S-K and the instructions thereto. Consequently, we believe that the disclosures we make with respect to our capital investments, as outlined above, provide the material information required to be disclosed under Item 303 of Regulation S-K.

However, we acknowledge the Staff’s comment and will include additional disclosure in future annual reports to more clearly describe the potential variability within growth capital investments attributable to Valero. We will also continue to thoroughly assess our financial condition, cash flows, and other changes in financial condition and results of operations and take into consideration each of the items set forth in Item 303 of Regulation S-K, including the instructions thereto, in assessing whether any changes to our capital investments disclosures are necessary.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (210) 345-2280.

Sincerely,

/s/ Jason W. Fraser
Jason W. Fraser
Executive Vice President and Chief Financial Officer
Valero Energy Corporation

cc:         Richard J. Walsh
Elizabeth F. Selva

One Valero Way • San Antonio, Texas 78249-1616
Post Office Box 696000 • San Antonio, Texas 78269-6000 • Telephone (210) 345-2280